November 9, 2010

IM Ref. No. 201010191156
Nuveen Municipal High Income Opportunity Fund, Nuveen Municipal High Income Opportunity Fund 2, Nuveen Floating Rate Income Opportunity Fund, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund, and Nuveen Municipal Value Fund, Inc.
File No. 811-021449

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF INVESTMENT MANAGEMENT

Your letter dated November 3, 2010 requests our assurance that we would not recommend enforcement action to the Securities and Exchange Commission ("Commission") under Section 5 or Section 6(a) of the Securities Act of 1933 (the "Securities Act") against Nuveen Municipal High Income Opportunity Fund, Nuveen Municipal High Income Opportunity Fund 2, Nuveen Floating Rate Income Opportunity Fund, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund, and Nuveen Municipal Value Fund, Inc. (each, a "Fund," and collectively, the "Funds"), each of which filed and had declared effective by the Commission a shelf registration statement on Form N-2 ("Registration Statement"), if a Fund files a post-effective amendment to its Registration Statement pursuant to Rule 486(b) under the Securities Act, under the circumstances set forth in your letter.

Background

You state that each Fund is a closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). Each Fund filed and had declared effective by the Commission its Registration Statement pursuant to which it has issued shares of common stock on a delayed basis in accordance with Rule 415(a)(1)(x) under the Securities Act and the positions of the Commission staff.[1] Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 and are listed and traded on the New York Stock Exchange. Each Fund has a fiscal year ending on October 31.

You state that each Fund's board of trustees (the "Board"), including a majority of independent trustees, has concluded that a continuously effective shelf registration statement would be beneficial to each Fund and its shareholders. You state that each Fund, therefore, needs a continuously effective Registration Statement and annually has filed post-effective amendments to its Registration Statement pursuant to Section 8(c) of the Securities Act ("Post-Effective Amendments") to register additional shares of common stock and bring the Fund's financial statements up to date. You further state that each Fund, its shareholders and potential investors would benefit if Post-Effective Amendments filed for the purpose of bringing the Fund's financial statements up to date or registering additional shares were effective immediately, as permitted by Rule 486(b) under the Securities Act available to certain registered closed-end investment companies. You state that utilization of Rule 486(b) would help ensure

1 *See Nuveen Virginia Premium Income Municipal Fund*, SEC Staff No-Action Letter (Oct. 6, 2006); *Pilgrim America Prime Rate Trust*, SEC Staff No-Action Letter (May 1, 1998) ("Pilgrim Letter").

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that the Funds have the ability to raise capital promptly in response to market developments, and could reduce expenses incurred by the Funds in the Post-Effective Amendment process. You further state that, because the use of Rule 486(b) is carefully conditioned, the Funds believe that the no investor protections would be compromised.

Discussion

Rule 486(b) under the Securities Act, in relevant part, states that a post-effective amendment to a registration statement filed by a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act ("Interval Fund") shall become effective on the date on which it is filed with the Commission, provided that certain conditions are met. The conditions of Rule 486(b) require, among other things, that the post-effective amendment be filed for no purpose other than, among other things, registering additional shares or bringing the financial statements up to date, and that the registrant make certain representations concerning the purpose for which the amendment is filed.

In adopting Rule 486(b) in 1994, the Commission recognized that Interval Funds may have a need continuously to raise capital, and therefore need continuously effective registration statements and would benefit if certain filings could become effective automatically.[2] The Commission staff in 1998 recognized that registered closed-end management investment companies such as the Funds, which are not Interval Funds, also may benefit from the flexibility to take advantage of favorable market conditions to raise additional capital through continuous or delayed offerings of their securities.[3] You assert that the Funds and their shareholders also would benefit if the Funds' Post-Effective Amendments that comply with the conditions of Rule 486(b) could become effective immediately pursuant to that Rule.

You represent that each Fund's Post-Effective Amendments will comply with the conditions of Rule 486(b), and that each Fund will file a Post-Effective Amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering of its securities below net asset value.

Conclusion

Based on the facts and representations set forth in your letter, we would not recommend that the Commission take any enforcement action under Section 5 or Section 6(a) of the Securities Act against the Funds if the Funds file Post-Effective Amendments to their Registration Statements pursuant to Rule 486(b) under the Securities Act. This response expresses our view on enforcement action only and does not express any legal or interpretive conclusion on the issues presented. Because our position is based upon all of the facts and

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2 *See* Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 20486 (Aug. 24, 1994), n. 22 and accompanying text. An Interval Fund operates pursuant to a fundamental policy that requires the Interval Fund to make periodic offers to repurchase its common stock in an amount not less than five percent of the outstanding shares. *See* Rule 23c-3 under the Investment Company Act. These repurchase offers may create a need for the Interval Fund to replenish its assets by making a continuous or intermittent offering of its common stock. *See* Continuous or Delayed Offerings by Certain Closed-End Management Investment Companies; Automatic Effectiveness of Certain Registration Statements and Post-Effective Amendments, Investment Company Act Release No. 19391 (Apr. 7, 1993).

3 *See* Pilgrim Letter at n. 12 and accompanying text.

representations in your letter, any different facts or representations may require a different conclusion.[4] We note that each Fund has acknowledged that the staff may withdraw any assurance granted in this letter if the staff finds that the Fund is misusing Rule 486(b) or for any other reason.

Michael S. Didiuk
Attorney-Adviser

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4 The Division of Investment Management generally permits third parties to rely on no-action or interpretive letters to the extent that the third party's facts and circumstances are substantially similar to those described in the underlying request for a no-action or interpretive letter. *See* Informal Guidance Program for Small Entities, Investment Company Act Release No. 22587 (Mar. 27, 1997), n.20. In light of the very fact specific nature of the Funds' request, however, the position expressed in this letter applies only to the Funds, and no other entity may rely on this position. The staff is willing to consider similar requests from other registered closed-end management investment companies or business development companies.

Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
Tel. 202.739.3000
Fax: 202.739.3001
www.morganlewis.com

Morgan Lewis
COUNSELORS AT LAW

Thomas S. Harman
Partner
202.739.5662
tharman@MorganLewis.com

November 3, 2010

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Ms. Nadya B. Roytblat

Re: Nuveen Asset Management and Rule 486(b)

Dear Ms. Roytblat:

On behalf of certain closed-end funds ("Funds") advised by Nuveen Asset Management ("NAM"), we seek assurance that the staff of the Division of Investment Management (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") against the Funds under Section 5 or Section 6(a) of the Securities Act of 1933, as amended (the "Securities Act"), if the Funds use Rule 486(b) under the Securities Act under the circumstances set forth in this letter.[1]

Background

Each of the Funds is a closed-end management investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"). Each Fund's common shares are registered under Section 12(b) of the Securities Exchange Act of 1934 and are listed and traded on the New York Stock Exchange. Each Fund has filed and had declared effective by the Commission a shelf registration statement on Form N-2 pursuant to which it has issued securities in accordance with Rule 415(a)(1)(x) under the Securities Act and the positions of the Staff articulated in the *Pilgrim America* and *Nuveen* no-action letters.[2]

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1 The Funds are Nuveen Municipal High Income Opportunity Fund, Nuveen Municipal High Income Opportunity Fund 2, Nuveen Floating Rate Income Opportunity Fund, Nuveen Senior Income Fund, Nuveen Floating Rate Income Fund, and Nuveen Municipal Value Fund, Inc.

2 Nuveen Virginia Premium Income Municipal Fund (pub. avail. Oct. 6, 2006); Pilgrim America Prime Rate Trust (pub. avail. May 1, 1998).

The Board of Trustees (the "Board") of each Fund, including a majority of the independent trustees, has concluded that the continued ability to raise capital through the public offering of additional securities on a delayed and continuous basis benefits each Fund and its shareholders. The Board has further concluded that a continuously effective shelf registration statement would facilitate that goal. The Funds' shelf registration statements have not historically been effective for significant portions of each year due to the post-effective amendment process currently required to update the Funds' financial statements. As a result, at times the Funds have been unable to issue new shares when already-issued shares are trading at a premium to net asset value, thus frustrating the Funds' ability to raise new capital to the detriment of the Funds and their shareholders.

The Board believes that the Funds, their shareholders and potential investors would benefit if the Funds were allowed to use Rule 486(b), which is currently available only to certain registered closed-end investment companies, to file post-effective amendments to their shelf registration statements that would become effectively immediately, primarily for the purposes of updating their financial statements or registering additional shares. No erosion of investor protection should result from the Funds' use of Rule 486(b).

Discussion

Each Fund currently is required to file a post-effective amendment on an annual basis to update its shelf registration statement with its audited financial statements in accordance with Section 8(c) of the Securities Act. Each such post-effective amendment is subject to review and comment by the Staff.

Rule 486(b) generally provides that a post-effective amendment to a registration statement, or a registration statement for additional shares of common stock, filed by a registered closed-end management investment company or business development company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act, as amended (collectively, "Interval Funds"), shall become effective on the date it is filed, provided the registration statement is filed solely to (i) register additional shares of common stock for which a registration statement filed on Form N-2 is effective, (ii) bring the financial statements up to date under Section 10(a)(3) of the Securities Act or Rule 3-18 of Regulation S-X, (iii) designate a new effective date for a previously filed post-effective amendment or registration statement for additional shares under Rule 486(a), which has not yet become effective, (iv) update the information required by Item 9c of Form N-2, (v) make any non-material changes the registrant deems appropriate, and (vi) meet any other purpose the Commission shall approve.

In adopting Rule 486, the Commission stated that "[t]he initial proposal of Rule 486 recognized that closed-end interval funds may need continuously effective registration statements and would benefit if certain filings could become effectively automatically."[3] As closed-end funds that are

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[3] Securities Act Release No. 7083, Investment Company Act Release No. 20486 (Aug. 17, 1994), text at n.22.

Morgan Lewis
COUNSELORS AT LAW

conducting offerings pursuant to Rule 415(a)(1)(x), the Funds believe that the Rule should be extended to them. Like Interval Funds, the Funds and their shareholders also would benefit from having continuously effective registration statements. The ability to use Rule 486(b) would help ensure that the Funds have the ability to raise capital promptly in response to market developments, and could reduce expenses incurred by the Funds as a result of the registration statement review and comment process. Because the use of Rule 486(b) is carefully conditioned, the Funds believe that no investor protections would be compromised. The Funds represent that in each instance such filings would be made in compliance with the conditions of Rule 486(b).[4] The Staff recently granted no-action relief to other closed-end funds issuing securities in accordance with Rule 415(a)(1)(x) that sought to use Rule 486(b).[5] The Funds' request is substantially similar to the prior requests.

Each Fund acknowledges that the Staff may withdraw any assurance granted in response to this letter if the Staff finds that the Fund is misusing Rule 486(b), or for any other reason. Please contact the undersigned at (202) 739-5662, or Monica L. Parry at (202) 739-5692, with questions or comments regarding this letter.

Very truly yours,

Thomas S. Harman

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4 Each Fund also represents that it would file a post-effective amendment containing a prospectus pursuant to Section 8(c) of the Securities Act prior to any offering of its securities below net asset value.

5 Energy Income and Growth Fund and First Trust Active Dividend Income Fund (pub. avail. July 27, 2010); Tortoise Energy Infrastructure Corporation and Tortoise Energy Capital Corporation (pub. avail. Apr. 23, 2010).